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[VIVENDI LOGO]

                      VIVENDI UNIVERSAL ISSUES ANNOUNCEMENT

PARIS, NOVEMBER 4, 2002 - As in France with the C.O.B and the Justice, Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] intends to cooperate fully with the U.S. Attorney's office for the Southern District of New York that has opened a preliminary criminal investigation involving Vivendi Universal. The U.S. Securities and Exchange Commission's Miami, Florida office, which has been conducting an informal inquiry, will be coordinating its activities with the U.S. Attorney's investigation. Vivendi Universal intends to cooperate fully with those preliminary investigations.

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CONTACTS:

MEDIA
PARIS                             NEW YORK
Antoine Lefort                    Anita Larsen
+33 (1).71.71.1180                +(1) 212.572.1118
Alain Delrieu
+33 (1).71.71.1086